UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China, 361000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Meiwu Technology Company Limited (the “Company”) hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

As previously disclosed on September 15, 2026, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association (the “M&A”), substantially in the form attached as Annex A to the notice of extraordinary general meeting of shareholders, which was furnished as Exhibit 99.1 to the Company’s Report on Form 6-K filed on August 11, 2026. The Company hereby furnishes the final copy of the M&A as exhibit to this report.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-292111) of the Company to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and restated memorandum and articles of association, effective on October 1, 2026
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Changbin Xia
Chairman of the Board

Date: November 4, 2026